Filed Pursuant to Rule 424(b)(3)

Registration No. 333-239576

Prospectus Supplement No. 1

(To Prospectus dated September 1. 2020)

PROSPECTUS

PainReform Ltd.

2,500,000 Units Each Consisting of
One Ordinary Share and
One Warrant to Purchase One Ordinary Share

This Prospectus Supplement No. 1 supplements and amends the Prospectus dated September 1, 2020. Prospective investors should carefully review the Prospectus and this Prospectus Supplement No. 1.

This Prospectus Supplement No. 1 is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement No. 1 updates or supersedes the information contained in the Prospectus, including any supplements thereto. This Prospectus Supplement No. 1 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplement thereto.

We have granted the underwriters an option to purchase up to 375,000 additional Ordinary shares and/or up to 375,000 additional Warrants from us at the public offering price, less the underwriting discount, within 45 days from the date of the Prospectus solely to cover over-allotments. The Warrants included in the Units are exercisable immediately and have an exercise price of $8.80 per share. Our Ordinary shares are listed on The NASDAQ Capital Market under the symbol “PRFX”.

Investing in the securities offered by the Prospectus involves a high degree of risk. See “Risk Factors” beginning on page 10 of the Prospectus to read about factors you should consider before purchasing any of our Ordinary shares, as the same may be updated in prospectus supplements.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 30, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-39481

PainReform Ltd.

(Translation of registrant’s name into English)

60C Medinat Hayehudim

Herzliya, 4676670

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

PainReform Ltd

Explanatory Note

The following exhibits are attached:

99.1	Unaudited Condensed Financial Statements as of June 30, 2020
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2020	PAINREFORM LTD.

	By:	/s/ Eli Hazum
Eli Hazum Chief Executive Officer

2

 Exhibit Index

Exhibit No.	Description

99.1	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2020

99.2	Operating and Financial Review and Prospects as of June 30, 2020

3

Exhibit 99.1

PAINREFORM LTD.

CONDENSED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

UNAUDITED

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - -

PAINREFORM LTD.

CONDENSED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

		As of June 30,	As of December 31,
	Note	2020	2019
Assets
Current assets:
Cash and cash equivalents		$544	$941
Restricted cash		6	6
Other current assets		14	25

Total current assets		564	972

Property and equipment, net		(*)	(*)
Other non-current assets		274	192

Total assets		$838	$1,164

Liabilities and shareholders’ deficit

Current liabilities:
Trade payables		$13	$-
Other accounts payable		62	166
August and December 2019 Convertible notes	5b	1,452	1,032
Convertible notes	5a	5,342	5,141

Total current liabilities		6,869	6,339

Non-current liabilities:
Derivative warrant liability	4	1,512	447

Total non-current liabilities		1,512	447

Temporary equity:
Convertible preferred shares, NIS 0.03 par value; Authorized: 18,300,000 shares; Issued and outstanding: 2,954,267 shares; Aggregate liquidation preference of $15,846 and $15,250 as of June 30, 2020 and December 31, 2019, respectively		6,621	6,621

Shareholders’ deficit:
Ordinary shares, NIS 0.03 par value; Authorized: 4,700,000 shares; Issued and outstanding: 576,556 shares;		5	5
Additional paid-in capital		222	180
Accumulated deficit		(14,391)	(12,428)

Total shareholders’ deficit		(14,164)	(12,243)

Total liabilities, temporary equity and shareholders’ deficit		$838	$1,164

(*)	Represents amount less than $1

The accompanying notes are an integral part of the condensed financial statements (the “Financial Statements”).

PAINREFORM LTD.

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

		Six months ended June 30,
	Note	2020	2019

Operating expenses:
Research and development expenses		$(65)	$(31)
General and administrative expenses		(215)	(210)

Operating loss		(280)	(241)

Financial expense, net	9	(1,683)	(185)

Net loss and comprehensive loss		$(1,963)	$(426)

Basic and diluted net loss per share	6	$(4.44)	$(1.69)

Weighted average number of shares of ordinary share used in computing basic and diluted net loss per share		576,556	576,556

The accompanying notes are an integral part of the condensed financial statements (the “Financial statements”).

PAINREFORM LTD.

CONDENSED STATEMENT OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND

SHAREHOLDERS’ DEFICIT (UNAUDITED)

U.S. dollars in thousands (except share data)

	Convertible preferred shares		Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	deficit

Balance as of January 1, 2020	2,954,267	$6,621	576,556	$5	$180	$(12,428)	$(12,243)

Share-based compensation	-	-	-	-	26	-	26

Operating lease provided by controlling shareholder	-	-	-	-	16	-	16

Net loss and comprehensive loss	-	-	-	-	-	(1,963)	(1,963)

Balance as of June 30, 2020	2,954,267	$6,621	576,556	$5	$222	(14,391)	$(14,164)

	Convertible preferred shares		Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	deficit

Balance as of January 1, 2019	2,954,267	$6,621	576,556	$5	$66	$(11,149)	$(11,078)

Share-based compensation	-	-	-	-	24	-	24

Net loss and comprehensive loss	-	-	-	-	-	(426)	(426)

Balance as of June 30, 2019	2,954,267	$6,621	576,556	$5	$90	$(11,575)	$(11,480)

(*)	Represents amount less than $1

The accompanying notes are an integral part of the condensed financial statements (the “Financial statements”).

PAINREFORM LTD.

CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2020	2019

Cash flows from operating activities

Net loss	$(1,963)	$(426)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	(* )	(* )
Share-based compensation	26	24
Accrued interest and amortization of discount on convertible notes	621	184
Revaluation of derivative warrant liability	1,065	-
Operating lease provided by controlling shareholder	16	-
Change in:
Other current assets	11	14
Trade payables	13	(2)
Other accounts payable	(104)	13

Net cash used in operating activities	(315)	(193)

Cash flows from investing activities

Net cash provided by investing activities	-	-

Cash flows from financing activities

Payment of financing fees in connection with initial public offering	(82)	-
Proceeds from issuance of convertible notes	-	241

Net cash provided by financing activities	(82)	241

Change in cash, cash equivalents and restricted cash	(397)	48
Cash, cash equivalents and restricted cash at the beginning of the year	947	46

Cash, cash equivalents and restricted cash at the end of the period	$550	$94

(*)	Represents amount less than $1

The accompanying notes are an integral part of the condensed financial statements (the “Financial Statements”).

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL

a.

PainReform Ltd. (the "Company") was incorporated and started business operations in November 2007. The Company is a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. The Company’s proprietary extended release drug-delivery system prolongs the in vivo activity of APIs (active pharmaceutical ingredients), thus increasing the therapeutic window for patient treatment.

As of September 1, 2020, the Company’s Ordinary shares are traded on the NASDAQ Capital Market under the symbol PRFX (see also Note 10e).

b.	Going concern and management plans

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, and capital raising activities. The Company is still in the research and development pre-clinical phase and has not yet generated revenues. The Company incurred losses of $1,963 for the six months ended June 30, 2020. As of June 30, 2020, the Company’s accumulated deficit was $14,391. The Company has funded its operations to date primarily through equity financing and the issuance of convertible notes.

Additional funding will be required to complete the Company’s research and development activities, performance of clinical trials, to attain regulatory approvals, to begin the commercialization efforts of the Company’s product and to achieve a level of sales adequate to support the Company’s cost structure.

While the Company has been successful in raising financing to date, there can be no assurance that it will be able to successfully obtain additional financing on a timely basis.

Management expects that the Company will continue to generate losses from the development, clinical development and regulatory activities of its product, which will result in negative cash flows from operating activities. The Company’s financial statements do not reflect any adjustments that might result from the outcome of this uncertainty.

c.	On July 6, 2020 the Company’s shareholders approved a 3-for-1 reverse split of the Company’s Ordinary shares and Convertible preferred shares effective on July 6, 2020. All issued and outstanding Ordinary shares and convertible preferred shares and related per share amounts contained in the financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented.

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL (Cont.)

d.

Public health epidemics or outbreaks could adversely impact the Company’s business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to several other countries, including in Israel, and infections have been reported globally. The extent to which the coronavirus impacts the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could adversely impact the Company’s operations and workforce, including other Company’s research and clinical trials and its ability to raise capital, which in turn could have an adverse impact on the Company's business, financial condition and results of operation.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

These unaudited financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2019 included in the Company’s prospectus filed with the SEC pursuant to Rule 424(b)(4) on September 2, 2020. The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2019, are applied consistently in these condensed financial statements, except for the following:

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance if effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The implementation of the updated guidance did not have a significant effect on Company’s condensed financial statements.

NOTE 3:	UNAUDITED CONDENSED FINANCIAL STATEMENTS

The accompanying balance sheet as of June 30, 2020, the statements of comprehensive loss, the statements of cash flows and the statement of changes in convertible preferred shares and shareholders’ equity for the six months ended June 30, 2020 and 2019, are unaudited.

The accompanying unaudited financial statements have been prepared in a condensed format and include the unaudited financial operations of the Company as of June 30, 2020 and for the six months period then ended, in accordance with U.S. GAAP, relating to the preparation of financial statements for interim periods.

Accordingly, the accompanying unaudited financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete set of financial statements. These unaudited financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2019 included in the Company’s prospectus filed with the SEC pursuant to Rule 424(b)(4) on September 2, 2020. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2020, are not necessarily indicative of the results that may be expected for the year ended December 31, 2020.

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 4:	FAIR VALUE MEASUREMENTS

In August and December, 2019, the Company issued warrants related to its convertible notes (refer to Note 5(b)). As the warrants did not meet the US GAAP criteria for equity classification, they were classified as liabilities and measured at fair value on the issuance date and in each reporting date with changes in fair value recognized as finance expenses in the statements of comprehensive loss. Following the Company’s IPO on September 3, 2020, whereby the exercise price of the warrants became fixed and there were no other features that resulted in liability classification, the warrants were reclassified to equity.

A summary of significant unobservable inputs (Level 3 inputs) used in measuring the warrants issued as of June 30, 2020 and December 31, 2019 is as follows:

	June 30, 2020	December 31, 2019
Exercise price	$6.72	$2.55-$4.74
Expected volatility	75%	72.29%
Risk free rate	0.29%	1.5%-1.67%
Expected life (years)	5	4.65-5
Dividend yield	0%	0%

The following table presents changes in the fair value of the derivative warrant liability recorded in respect of the warrants:

Balance as of December 31, 2019	$447

Changes in fair value	1,065

Balance as of June 30, 2020	$1,512

NOTE 5:	CONVERTIBLE NOTES

a.

From 2014 until 2017, the Company issued convertible notes in the amount of $3,200 to existing shareholders. During the six months ended June 30, 2020 and year ended December 31, 2019, the Company issued convertible notes in the amount of $0 and $241, respectively, to existing shareholders and recorded interest expense amounting to $201 and $184 for the six months ended June 30, 2020 and 2019, respectively.

As of June 30, 2020 and December 31, 2019, the total principal amount of convertible notes was $3,929 and $3,929, respectively.

As of June 30, 2020 and December 31, 2019, the total balance of convertible notes was $5,342 and $5,141, respectively, inclusive of accrued interest.

The convertible notes bear interest at a rate of 8%, compounded on the basis of 365-day year.

The notes may be converted into Series A Preferred Shares of the Company or repaid as follows:

i.	Automatic Conversion Upon Occurrence of a Qualified Investment – upon the closing of a qualified investment (issuance of preferred securities if at least US$ 3,000 from a third party), the notes shall be automatically converted into securities of the Company on the same terms and conditions as in such qualified investment. The conversation shall be on the same terms and conditions and bearing the same rights, subject to a conversion price per share equal to the lowest price per share paid under the qualified investment less agreed upon percentage equal to 3% multiplied by the number of months from the grant date of the applicable note and up to a maximum of 54%.

ii.	Optional Conversion – each note holder, at its sole discretion, shall be entitled, by a written notice, to convert the note held by it into Series A Preferred Shares at an original conversion price (subject to adjustments in accordance with the Company Articles of Association.

iii.	Deemed Liquidation Event Repayment – in the event of a Deemed Liquidation Event (generally meaning consolidation or merger of the Company or sale of all or substantially all of the Company assets or issued share capital resulting that a third party will hold more than 50% of the voting power or the right to appoint more than 50% of the board members) then immediately prior to the consummation of such event, the Company shall pay each note holder (which was not earlier converted) a sum equal to the principal amount of the note multiplied by three, plus the interest accrued up to the date of repayment.

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 5:	CONVERTIBLE NOTES (Cont.)

In the event that the notes were not earlier converted or paid, then, the Company would have been required to pay the accrued amount by the end of the note term on December 31, 2020.

The Company concluded the conversion feature is not a beneficial conversion feature pursuant to the provisions of ASC 470-20, “Debt with Conversion and Other Options.” Accordingly, the proceeds were recorded in liabilities in their entirety at the date of issuance.

Immediately prior to the initial public offering (“IPO”), the convertible note holders delivered written notice to the Company to convert the notes held into 2,415,022 Series A preferred Shares at the original conversion price.

b.

In August and December 2019, the Company issued 14.2 units consisting of convertible notes (“August and December 2019 convertible notes”) and warrants for a total consideration of $1,420 (representing a consideration of $100 per unit), after giving effect to a 10% discount.

The August and December 2019 convertible notes had a principal amount of $110 per unit, bore interest at a rate of 5%, and had a maturity date of one year from the date of issuance. The notes were automatically convertible into shares (or other units) to be issued in an initial public offering ("IPO"), at a conversion price representing a 30% discount on the price of shares (or other units) sold in such IPO. The conversion price was not to exceed an amount representing a 30% discount of an IPO share price representing a company valuation, on a fully diluted basis, of $30,000 (excluding funds issued in consideration of these units). Such $30,000 valuation is subject to certain adjustments at the reasonable discretion of the underwriters in such IPO.

The number of shares (or other units) to be issued upon conversion was determined by dividing the principal amount of $110 per unit, including accrued interest, by the conversion price of the notes.

The notes may not be converted if an IPO does not occur.

The warrants have a term of 5 years from the date of issuance, and are exercisable into a number of ordinary shares determined by dividing $110 (per unit) by $0.8475 (subject to certain adjustments), at an exercise price of $0.8475 per share (subject to certain adjustments).

Due to the fact that an IPO was consummated within one year of the date of issuance, the warrants are exercisable into a number of units (inclusive of one ordinary share and one warrant) determined by dividing $110 (per unit) by the conversion price of the notes, at an exercise price equal to 120% of the conversion price of the notes.

The proceeds were first allocated to the warrant liability (Refer to Note 4) based on the fair value at the issuance date with the remaining amount allocated to the discount recorded on the August and December 2019 convertible notes. As the conversion feature of the notes was contingent upon a future event (IPO), the Company concluded the conversion feature is not a beneficial conversion feature pursuant to the provisions of ASC 470-20, “Debt with Conversion and Other Options”.

The aggregate discount to the convertible notes was amortized to finance expense over the term of the notes.

Regarding the extension agreement to the August 2019 convertible notes, see also Note 9d.

Immediately prior to the IPO, the notes were automatically converted into 312,170 units (which consist of one Ordinary share and one warrant) as issued in the initial public offering at a conversion price of $6.30.

Following the Company’s IPO, whereby the exercise price of the warrants became fixed and there were no other features that resulted in liability classification, the warrants were reclassified from non-current liabilities to equity.

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 6:	LOSS PER SHARE

Basic loss per share is calculated based on the weighted average number of ordinary shares outstanding during each period.

All outstanding share options, convertible notes, and warrants have been excluded from the calculation of the diluted net loss per share as all such securities are anti-dilutive for all years presented.

The loss and the weighted average number of shares used in computing basic and diluted net loss per share is as follows:

	Six months ended June 30,
	2020	2019

Numerator:
Net loss applicable to shareholders of ordinary shares	$(1,963)	$(426)
Interest accrued on preferred shares	(597)	(549)
Total loss attributed to ordinary shares	(2,560)	(975)

Denominator:
Shares of ordinary share used in computing basic and diluted net loss per share	576,556	576,556
Net loss per share of ordinary share, basic and diluted	$(4.44)	$(1.69)

NOTE 7:	RELATED PARTIES

a.	Starting in January 2014, the Company sub-leased office space and received management services from Zori Medica 2010 Ltd., a private company affiliated with Medica Venture Partners, the controlling shareholder of the Company. The Company was subject to an annual rental fee of $33 for office space and $20 as quarterly management fee. The management services continued until the end of March 2018.

The sublease ceased as of August 2019, and since then the Company was provided with an office space at no cost by Medica Venture Partners. For the six months ended June 30, 2020 the Company recorded an amount of $16 as a lease expense and a corresponding increase in additional paid in capital, representing a contribution from its controlling shareholder.

b.	Regarding the agreement with the Chairman of the Board in July 2020, see note 10a.

NOTE 8:	SHAREHOLDERS’ DEFICIT

Share options outstanding and exercisable to employees and directors under the 2008 Plan as of June 30, 2020 and December 31, 2019 were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Options outstanding as of December 31, 2019	153,882	$0.24	4.25

Options outstanding as of June 30, 2020	153,882	$0.24	3.75

Options exercisable as of June 30, 2020	153,882	$0.24	3.75

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 8:	SHAREHOLDERS’ DEFICIT (Cont.)

Share options outstanding and exercisable to employees and directors under the 2019 Plan as of June 30, 2020 and December 31, 2019, were as follows:

	As of June 30, 2020
	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Options outstanding as of June 30, 2020	219,456	$2.62	9.06

Options exercisable as of June 30, 2020	187,478	$2.49	9.06

	As of December 31, 2019
	Number of options	Weighted average exercise price	Weighted average remaining contractual life

Granted	219,456	$2.62	10

Options outstanding as of December 31, 2019	219,456	$2.62	9.56

Options exercisable as of December 31, 2019	147,235	$2.26	9.56

NOTE 9:	FINANCIAL EXPENSES, NET

	Six months ended June 30,
	2020	2019

Interest expense and amortization of discount on convertible notes	621	184
Bank fees	1	-
Change in fair value of derivative warrant liability	1,065	-
Exchange rate differences	(4)	1
Total financial expenses, net	$1,683	$185

NOTE 10:	SUBSEQUENT EVENTS

a.	On January 26, 2020, the Company’s Board of Directors approved a one-time immediate payment of $150 and a payment of $37.5 on a quarterly basis (for such time as the service engagement continues) to the Chairman of the Board of Directors contingent upon shareholder approval which was obtained on July 6, 2020 and successful closing of Company’s IPO, which took place on September 3, 2020.

b.	On July 6, 2020 the Company’s shareholders approved a 3-for-1 reverse split of the Company’s Ordinary shares and Convertible preferred shares effective on July 6, 2020. All issued and outstanding Ordinary shares and Convertible preferred shares and related per share amounts contained in the financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented. See also Note 1c.

c.	On August 20, 2020, the Company entered into a public relations and investor relations consultancy and service agreement with Crescendo Communications, LLC (“Crescendo”), pursuant to which in consideration of the services and as advance payment thereof Crescendo was issued 152,110 Ordinary shares upon the closing of the IPO.

d.	On August 20, 2020, the Company entered into an extension agreement with the August 2019 convertible notes investors, according to which the investors agreed to extend the original term by 60 days in exchange for 10% increase in the principal amount of the notes. As a result of the above, the number of units to be issued upon exercise of the August 2019 warrants was similarly increased by 10%.

PAINREFORM LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 10:	SUBSEQUENT EVENTS (Cont.)

e.

On September 3, 2020 the Company closed its IPO of 2,500,000 units at a price of $8.00 per unit. Each unit consisted of one Ordinary Share and one Warrant to purchase one Ordinary share. The Ordinary shares and Warrants were immediately separable from the units and were issued separately. The Warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $8.80 per share. The Company received gross proceeds of approximately $20,000 (net proceeds of approximately $17.6 million after deducting underwriting discounts and commissions and other offering expenses). Maxim Group LLC and Joseph Gunnar & Co., LLC acted as joint book-runners for the offering.

The Company granted the underwriters a 45-day option to purchase up to an additional 375,000 Ordinary shares and/or Warrants to purchase 375,000 Ordinary shares, or any combination thereof, to cover over-allotments, if any.

Concurrent with the closing of the offering all of the Company’s convertible notes and August and December 2019 convertible notes (inclusive of the 10% increase of the August 2019 convertible notes principal amount (refer to note 10d) and inclusive of accrued interest on all outstanding notes) were converted into 2,415,022 Ordinary shares and 312,170 units (consisting of one Ordinary shares and one warrant), respectively. Additionally, all of the Company’s outstanding convertible preferred shares were converted into 2,954,267 Ordinary shares, and the derivative warrant liability was classified to equity pursuant to the underlying warrants' exercise price, and the number of shares to be issued upon exercise being fixed, upon consummation of the IPO (refer to Note 4 for further information).

The table below shows, on a pro forma basis, the impact of the Company’s IPO on certain condensed consolidated balance sheet items as if the transaction occurred on June 30, 2020:

	June 30, 2020	Pro forma June 30, 2020
Cash and cash equivalents	$544	18,174
Other non-current assets	274	35
August and December 2019 Convertible notes	1,452	-
Convertible notes	5,342	-
Derivative warrant liability	1,512	-
Convertible preferred shares	6,621	-
Total Shareholders’ equity (deficit)	(14,164)	18,153

12

Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following selected financial data and discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this 6-K. Our financial statements are prepared in accordance with U.S. GAAP, and reported in U.S. dollars. We maintain our accounting books and records in U.S. dollars and our functional currency is the U.S. dollar. Certain amounts presented herein may not sum due to rounding. Unless the context requires otherwise, references in this report to “PainReform,” the “Company,” “we,” “us” and “our” refer to PainReform Ltd, an Israeli company. “NIS” means New Israeli Shekel, and “$,” “US$,”“U.S. dollars” and “USD” mean United States dollars.

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements may identify important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	uncertainties of cash flows and inability to meet working capital needs;

●	risks related to the coronavirus outbreak;

●	the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts;

●	our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals;

●	the clinical development, commercialization and market acceptance of our product candidates;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the implementation of our business model and strategic plans for our business and product candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	competitive companies, technologies and our industry;

●	risks related to not satisfying the continued listing requirements of NYSE American; and

●	statements as to the impact of the political and security situation in Israel on our business.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date of the 6-K to which this discussion is attached and are expressly qualified in their entirety by the cautionary statements included herein. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Overview

We are a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics. Our proprietary extended release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. Our strategy is to incorporate generic drugs with our proprietary extended release drug-delivery system in order to create extended release drug products and to take advantage of the 505(b)(2) regulatory pathway created by the U.S. Food and Drug Administration (“FDA”). The 505(b)(2) new drug application (“NDA”) process, provides for FDA approval of a new drug based in part on data that was developed by others, including published literature references and data previously reviewed by the FDA in its approval of a separate application. Using this pathway can significantly reduce the future time and costs associated with clinical development. PRF-110, our first product, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia.

In a small 15 patient Phase 2 proof-of-concept clinical study in herniorrhaphy (hernia repair), PRF-110 provided substantial pain reduction for up to 72 hours post-operatively. A comparison of these results to historical data for ropivacaine alone suggests a substantial advantage to using PRF-110 over the local anesthetic, ropivacaine, alone. As indicated in the FDA approved drug description for ropivacaine, such drug provides pain relief for only 2 to 6 hours. The surgeons that participated in the PRF-110 Phase 2 trial reported that it was easily integrated into the procedure and non-disruptive of existing surgical techniques. Ropivacaine, the active drug used in PRF-110, is a safe and well characterized local anesthetic and the other components that make up the remainder of the PRF-110 formulation are classified as GRAS (Generally Regarded As Safe) by the FDA, mitigating many potential safety issues that are common in drug development. In a phase 1 safety study conducted in Israel, healthy volunteers were treated with subcutaneous PRF-110. In that study no serious adverse events were noted and PRF-110 showed a prolonged pain reduction when the subjects were tested for their responses to mild or moderate pain stimuli.

Our first priority is to continue the drive toward commercialization of PRF-110. We plan to expeditiously begin our Phase 3 clinical trials as we move toward an NDA and PRF-110 approval. We believe that we are well positioned to accomplish this because:

●	We have amassed an extensive toxicology portfolio for PRF-110, demonstrating that there were no PRF-110-related serious adverse events in either healthy subjects or in surgical patients;

●	Based on extensive toxicology and pharmacokinetic studies, as well as positive Phase 2 results, the FDA has granted our company an IND (Investigational New Drug) for PRF-110 and approved the initiation of Phase 3 trials for the treatment of post-operative pain;

●	Unlike many drug trials that take months to years to complete and which are complex and whose endpoints are difficult to interpret, the planned trials are expected to last for a brief number of days with a one-month follow-up period, with primary endpoints based on measurement on the familiar scale of 1 (no pain) to 10 (worst imaginable pain);

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●	Upon completion of the Phase 3 studies, if successful, we plan to apply for a New Drug Approval for the management of post-operative pain; and

●	If and when approved for commercial sale, we intend to capitalize on the opportunity and carry out post-approval trials in a number of additional surgical indications including: breast augmentation/reduction, bariatric procedures, hysterectomy, cholecystectomy as well as orthopedic procedures including joint replacements and open fracture repair. We intend to capitalize on these opportunities to become the leader in opiate-free, long-acting local and regional analgesia.

Following the establishment of PRF-110 in the post-operative pain market, we plan to build on our platform technology to broaden our product base. Our extended release drug-delivery system is a non-aqueous, viscous formulation that can be used for the delivery of many drugs that are currently difficult to administer for long-term, continuous dosing without an iv access, including antibiotics and chemotherapeutics. We intend to develop a pipeline of drugs than can be delivered once, using our platform technology, and thereafter be bio-available for extended release. In addition, if successful, we plan to expand by developing, acquiring or in-licensing products, or technologies that we believe will be a strategic fit with our focus on the surgical and hospital marketplace.

Once approved, we plan to launch PRF-110 either by ourselves or with a strategic partner that is experienced in marketing products in surgical environments. These environments include:

●	Hospitals

●	Free-standing surgical centers

●	Surgical offices

We sponsored a Phase 2 proof-of-concept study designed to assess the safety and efficacy of PRF-110 in hernia repair surgeries. The study was performed at the Sourasky Medical Center, the Galilee Medical Center and the Assaf Harofeh Medical Center, all located in Israel. The primary objective of the study was to evaluate the safety and tolerability of PRF 110 following hernia repair surgery performed by abdominal incision. The secondary objective was to evaluate pain intensity and the use of rescue pain medications following hernia surgery and application of PRF 110 at the incision site. While this study was not powered to determine statistical significance, a comparison of these results to placebo historical data evidenced lower average pain scores for up to 72 hours in comparison to the use of ropivacaine alone, which provided pain relief for only 2- to 6 hours. In this study with 15 subjects, PRF-110 provided pain reduction for up to 72 hours post-operatively. Prior to undertaking the Phase 2 study PRF-110 was, at the request of the FDA, rigorously tested in preclinical models of wound healing in which it was shown to have no effect on the strength of the healed skin, no effect on bones and no effect on the integrity of sutures and surgical mesh. Based on extensive toxicology and pharmacokinetic measures, as well as positive Phase 2 results, the FDA has granted our company an IND (Investigational New Drug) for PRF-110 and approved the initiation of Phase 3 trials for the treatment of post-operative pain. If PRF-110 approval for hernia repair and bunionectomy is obtained, we expect that these indications will be the focus of our initial commercialization efforts.

If, and when, approved for commercial sale, and upon becoming revenue-positive, we intend to quickly capitalize on the opportunity and carry out post-approval Phase 4 clinical trials in a number of additional surgical indications, including breast augmentation/reduction, bariatric procedures, hysterectomy and cholecystectomy, as well as orthopedic procedures including joint replacements and open fracture repair.

Our extended release drug-delivery system is a non-aqueous, viscous formulation that we believe can be used for the delivery of many drugs to treat a variety of indications that are currently difficult to administer for long-term, continuous dosing without a permanent or semi-permanent iv access. This is based on the physical – chemical characteristics of our drug delivery system that make it adaptable for the delivery of different classes and types of injectable drugs. Included in these potential applications are antibiotics to treat infections in difficult to reach tissues, such as bone or poorly vascularized limbs, and chemotherapeutics that currently require repeated administration to treat a variety of cancers. We intend to develop a pipeline of drugs than can be delivered once, using our platform technology, and thereafter be bio-available for extended release. A decision will be made as to specific indications when funds become available. The cost of each of such studies will be dependent upon a variety of factors including, the surgical indication, the number of centers involved in the study, the length of the study and the extent of the requisite follow-up. In addition, if successful, we plan to expand by developing, acquiring or in-licensing products or technologies that we believe will be a strategic fit with our focus on the surgical and hospital marketplace.

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PRF-110 is made with a very efficient, scalable manufacturing process which contributes to a cost of goods that we anticipate will be extremely competitive. We believe this will facilitate a future sales strategy both flexible and profitable.

Impact of COVID-19 on Our Operations

In December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. This virus continues to spread globally and as of September 2020, has spread to over 200 countries and territories, including the United States and Israel. The spread of COVID-19 has resulted in the World Health Organization declaring the outbreak of COVID-19 as a “pandemic,” or a worldwide spread of a disease. Many countries around the world, including Israel and the United States, have imposed quarantines and restrictions on travel, mass gatherings, closing of non-essential businesses and shelter-in-place orders to slow the spread of the virus. A new lock-down period was imposed in Israel in late September 2020. While the spread of COVID-19 has not yet directly impacted our operations, COVID-19 may result in the inability of our outside scientific collaborators, suppliers, consultants, advisors and other third parties to work with us on a timely basis and will likely impact the timing of the initiation of our planned clinical studies and the enrollment of patients. The extent to which COVID-19 impacts our development efforts will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

Financial Operations Overview

Revenue

We have not generated any revenue and do not expect to generate any revenue unless or until we obtain regulatory approval of and commercialize one or more of our current or future drug candidates. In the future, we may also seek to generate revenue from a combination of research and development payments, license fees and other upfront or milestone payments.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, which include, among other things:

●	employee-related expenses, including salaries, benefits and stock-based compensation expense;

●	fees paid to consultants for services directly related to our drug development and regulatory effort;

●	expenses incurred under contract manufacturing organizations;

●	costs associated with development activities;

●	costs associated with technology and intellectual property licenses; and

●	depreciation expense for assets used in research and development activities.

Costs incurred in connection with research and development activities are expensed as incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations or other information provided to us by our vendors or as incurred.

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Research and development activities are and will continue to be central to our business model. We expect our research and development expenses to increase for the foreseeable future as we advance our current and future drug candidates through preclinical studies and clinical trials. The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time-consuming. It is difficult to determine with certainty the duration and costs of any preclinical study or clinical trial that we may conduct. The duration, costs and timing of clinical trial programs and development of our current and future drug candidates will depend on a variety of factors that include, but are not limited to, the following:

●	number of clinical trials required for approval and any requirement for extension trials;

●	per patient trial costs;

●	number of patients that participate in the clinical trials;

●	number of sites included in the clinical trials;

●	countries in which the clinical trial is conducted;

●	length of time required to enroll eligible patients;

●	potential additional safety monitoring or other studies requested by regulatory agencies; and

●	efficacy and safety profile of the drug candidate.

In addition, the probability of success for any of our current or future drug candidates will depend on numerous factors, including competition, manufacturing capability and commercial viability. We will determine which programs to pursue and how much to fund each program in response to the scientific and clinical success of each drug candidate, as well as an assessment of each drug candidate’s commercial potential.

General and Administrative Expenses

General and administrative expenses consist primarily of employee-related expenses, including salaries, benefits and share-based compensation. Other general and administrative expenses include travel expenses, conferences, professional fees for consultants, tax and legal services and facility-related costs.

We expect that general and administrative expenses will increase in the future as we expand our operating activities and incur additional costs associated with being a publicly traded company. These increases will include legal and accounting fees, costs associated with maintaining compliance with The NASDAQ Stock Market LLC and the Securities and Exchange Commission, or the SEC, directors’ and officers’ liability insurance premiums and fees associated with investor relations. In addition, if our current or future drug candidates are approved for sale, we expect that we would incur expenses associated with building our commercial and distribution infrastructure.

Financial Expenses, Net

Financial expenses, net, primarily consists from revaluation of the derivative warrant liability, accrued interest on convertible notes, bank management fees and commissions and exchange rate differences expenses.

Results of Operations

Research and development expenses. Research and development expenses were $65,000 for the six months ended June 30, 2020 compared to $31,000 for the six months ended June 30, 2019, an increase of $34,000 or 109%.The increase in research and development expenses during 2020 period is primarily due to allocating a portion of our Chief Operating Officer’s salary to research and development and due to increase in share based payment expense of $11,000.

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General and administrative expenses. General and administrative expenses were $215,000 for the six months ended June 30, 2020 compared to $210,000 for the six months ended June 30, 2019, an increase of $5,000 or 2%. The increase in general and administrative expenses is primarily from additional costs associated with hiring our President and Chief Medical Officer which started in 2020 which were set off by a decrease in Chief Operating Officer’s salary which was partly allocated to Research and development expenses.

Financial expense, nets. Financial expense, net was $1,683,000 for the six months ended June 30, 2020 compared to financial expenses, net of $185,000 for the six months ended June 30, 2019, an increase of $1,498,000 or 809%. The increase is primarily due to a $1,065,000 increase in finance expenses related to the change in fair value of derivative warrant liability due to the increase in the Company’s valuation and a $437,000 increase in interest expense and amortization of discount on our outstanding convertible notes due to August and December 2019 convertible loans.

Net loss. As a result of the foregoing, we incurred a net loss of $1,963,000 for the six months ended June 30, 2020 compared to a net loss of $426,000 for the six months ended June 30, 2019, an increase of $1,537,000 or 361%.

Liquidity and Capital Resources

Since our inception through June 30, 2020, we have raised aggregate net proceeds of $6,621,000 from the sale of convertible preferred shares and issuance of $3,929,000 of convertible notes, which was used to fund our operations. In August and December 2019, we completed a bridge financing consisting of convertible notes and warrants in the total principal amount of $1,562,000. As of June 30, 2020, we had an accumulated deficit of approximately $14,391,000, cash and cash equivalents of $544,000 and negative working capital. In September 2020, we closed an initial public offering (IPO), where we raised gross proceeds of $20,000,000.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. We believe our existing financial resources as of the date of issuance of this Form 6-K, will be sufficient to fund our operating expenses and capital expenditure requirements for at least 12 months from the date of the date of issuance of this Form 6-K, including the completion of our two planned Phase 3 clinical studies for PRF-110. Our estimate as to how long we expect our funds to support our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the scope, progress, results and costs of our current and future clinical trials of PRF-110 for our current targeted uses;

●	the costs, timing and outcome of regulatory review of PRF-110;

●	the extent to which we acquire or invest in businesses, products and technologies, including entering into or maintaining licensing or collaboration arrangements for PRF-110 on favorable terms, although we currently have no commitments or agreements to complete any such transactions;

●	the costs and timing of future commercialization activities, including drug sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval, to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of any collaborator that we may have at such time;

●	the amount of revenue, if any, received from commercial sales of PRF-110, should it receive marketing approval;

●	the costs of preparing, filing and prosecuting patent applications, maintaining, defending and enforcing our intellectual property rights and defending intellectual property-related claims;

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●	our headcount growth and associated costs as we expand our business operations and our research and development activities;

●	the costs of operating as a public company;

●	maintaining minimum shareholders’ equity requirements under the NYSE American Company Guide; and

●	the impact of the coronavirus outbreak.

We expect our expenses to increase in connection with our planned operations. Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and/or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities could include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a shareholder. In addition, debt financing, if available, would result in fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming shares or declaring dividends, that could adversely impact our ability to conduct our business. In addition, securing financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development of our product candidates.

If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technology, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, reduce and/or eliminate our product candidate development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

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Cash Flows

The following table sets forth the major components of our statements of cash flows for the periods presented:

	Six months Ended June 30, 2020	Six months Ended June 30, 2019
Net cash used in operating activities	$(315,000)	$(193,000)
Net cash used in investing activities	-	-
Net cash provided by (used in) financing activities	(82,000)	241,000
Increase (decrease) in cash and cash equivalents and restricted cash	(397,000)	48,000
Cash and cash equivalents and restricted cash, at the beginning of year	947,000	46,000
Cash and cash equivalents and restricted cash, at the end of year	$550,000	$94,000

Net cash used in operating activities

For the six months ended June 30, 2020 and 2019, net cash used in operating activities was $315,000 and $193,000, respectively. The increase in net cash used in operating activities was mainly due to an increase in net loss of $1,537,000 which was offset by $1,065,000 increase in revaluation of derivative warrant liability and $437,000 increase in accrued interest and amortization of discount on convertible notes

Net cash used in investing activities

For the six months ended June 30, 2020 and 2019, the change in net cash used in investing activities was immaterial.

Net cash provided by (used in) financing activities

For the six months ended June 30, 2020, net cash used in financing activities was ($82,000) due to pre-payment of issuance costs in connection with initial public offering while for the six months ended June 30, 2019, net cash provided by financing activity was due to proceeds from issuance of convertible notes.

Research and Development, Patents and Licenses, Etc.

Costs incurred in connection with research and development activities are expensed as incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations or other information provided to us by our vendors.

Research and development activities are and will continue to be central to our business model. We expect our research and development expenses to increase for the foreseeable future as we advance our current and future drug candidates through preclinical studies and clinical trials. The process of conducting preclinical studies and clinical trials necessary to obtain regulatory approval is costly and time-consuming. It is difficult to determine with certainty the duration and costs of any preclinical study or clinical trial that we may conduct. The duration, costs and timing of clinical trial programs and development of our current and future drug candidates will depend on a variety of factors that include, but are not limited to, the following:

●	number of clinical trials required for approval and any requirement for extension trials;

●	per patient trial costs;

●	number of patients that participate in the clinical trials;

●	number of sites included in the clinical trials;

●	countries in which the clinical trial is conducted;

●	length of time required to enroll eligible patients;

●	potential additional safety monitoring or other studies requested by regulatory agencies; and

●	efficacy and safety profile of the drug candidate.

In addition, the probability of success for any of our current or future drug candidates will depend on numerous factors, including competition, manufacturing capability and commercial viability. We will determine which programs to pursue and how much to fund each program in response to the scientific and clinical success of each drug candidate, as well as an assessment of each drug candidate’s commercial potential.

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Trend Information.

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are identified in the preceding subsections.

Off-Balance Sheet Arrangements.

We have no off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Judgments and Estimates

Our statements are prepared in accordance with GAAP. Some of the accounting methods and policies used in preparing our financial statements under GAAP are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our accumulated deficit could differ from the value derived from these estimates if conditions change and these changes had an impact on the assumptions adopted. See Note 2 to the accompanying financial statements.

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